UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   January 2008                File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

Suite 300 - 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated January 28, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: January 28, 2008	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

Jan 28, 2008

TSX-V: EPZ

www.esperanzasilver.com

NEWS RELEASE

Esperanza Reports Continued Expansion of Cerro Jumil’s Southeast Zone

Vancouver, B.C: Esperanza Silver Corporation (TSX.V:EPZ) is pleased to provide this update on its 100% owned Cerro Jumil project in Mexico. Highlights include:

•

Drill Hole RCHE-07-55 yielded 85.5 meters containing 1.17 g/t gold.

•

Drill Hole REHE-07-57 yielded two mineralized zones of 48 meters containing 1.16 g/t Au and 55.5 meters containing 1.71 g/t Au.

•

Drill Hole RCHE-07-60 yielded 85.5 meters containing 1.05 g/t Au.

•

The on-going drill program has been expanded as new drilling yields continued positive results.

On-going Drilling Expands Gold Mineralization

The recently received analytical results from nine new drill holes have confirmed gold continuity and expanded the central portion of the Southeast zone. The new drilling shows that this mineralization continues down dip to the east. Drill roads and pads are now in place for an additional 12 drill holes to test the continuity of gold further eastward in the core area. Key results from the drill holes are summarized below.

Cerro Jumil Drill Results
Jan-08
Hole	From	To	Interval	Grade
	(meters)	(meters)	Length	(grams Au/tonne)
RCHE-07-55	61.5	150.0	85.5	1.17
RCHE-07-56*	64.5	94.5	30.0	1.34
RCHE-07-57	78.0	126.0	48.0	1.16
RCHE-07-57**	177.0	243.0	55.5	1.71
includes	180.0	195.0	15.0	3.18
RCHE-07-58**	64.5	123.0	39.0	0.93
RCHE-07-59	73.5	103.5	30.0	0.88
RCHE-07-60	40.5	126.0	85.5	1.05
RCHE-07-61	52.5	127.5	75.0	1.08
RCHE-07-62	48.0	87.0	36.0	0.77
DHE-07-52	169.5	195	25.5	1.49
DHE-07-52	269.5	292	22.5	1.24
DHE-07-52	317.5	321.4	3.9	1.67

* includes a 1.5 meter interval containing 58.3 g/t Au which was cut to 10 g/t Au

** drill intercepts with no recovery were not included in the calculation of the interval width.

Drill Program Expanded

A full project review conducted in early January has resulted in Esperanza’s decision to expand the on-going drill program. This was based on three primary factors. The first is the continued positive results and expansion of gold mineralization in the central Southeast zone. The second is the possibility of expanding this zone in a northerly direction. Drill pads are in place and up to 10 new holes are planned. Success in this direction has the potential to significantly expand tonnage. Finally, current drilling is testing the southern extension of the west zone. The attached map illustrates the areas for future drilling.

In anticipation of an initial resource estimate Esperanza has contracted Dean Turner of Exploration Geotechnologies Inc. to act as the independent qualified person in accordance with National Instrument 43-101. Mr. Turner has begun his review of Esperanza’s sampling and data collection procedures and will begin working with Esperanza geologists on the determination of the best deposit modeling parameters. A resource will be estimated upon the completion of the drill program described above and receipt of all analytical results.

About Esperanza

Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering ore bodies.  Its properties include the San Luis gold and silver joint venture in Peru and the 100%-owned Cerro Jumil gold project in Morelos State, Mexico.  It is also actively investigating 17 other exploration interests in Peru and Mexico.

QUALIFIED PERSON:  William Bond, M.Sc., Geol. and Vice President of Exploration, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the Cerro Jumil exploration program. He has verified the drill and other data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision.  All samples were submitted to ALS Chemex laboratories in Vancouver, Canada for analysis.  Gold samples were analyzed by fire assay and atomic absorbtion spectroscopy with a 30 g nominal sample weight. A description of quality control and quality assurance protocols can be found at http://www.esperanzasilver.com/s/QA-QC-Protocols.asp.

SAFE HARBOR:  Some statements in this release are forward-looking in nature.  The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements.  Such statements include statements as to the potential of the Cerro Jumil property, the ability to finance further exploration, permit drilling and other exploration work, and the availability of drill rigs.  The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production.  Please refer to a discussion of some of these and other risk factors in Esperanza’s Form 20-F filed with the U.S. Securities and Exchange Commission.  The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein.  Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways.  Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further information, contact:

Esperanza Silver Corp
William Pincus, President and CEO Toll free: (866) 890 5509 info@esperanzasilver.com www.esperanzasilver.com

Cerro Jumil Expansion Drilling

Direction of
Expansion
Drilling
West Zone
Southeast Zone
Core Area

Esperanza
SILVER CORPORATION